



Trent Anderson · 3rd

Running revenue growth plays

Talks about #sales, #content, #startups, #marketing, and #salesdevelopment

Naperville, Illinois, United States · Contact info

7,137 followers

 **Leadlio**

University of Notre Dame

Providing services
Lead Generation, Email Marketing, Direct Mail Marketing, Social Media Marketing, Digital Marketing, Marketi...
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About

"An easy person to do business with." - my clients, my vendors, my team

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Experience



Head of Revenue
Leadlio
Sep 2019 – Present · 2 yrs 1 mo
Greater Chicago Area

Using outbound, content, social media, and organic search to warm up cold target accounts at scale.

Set up strategic account plans with unique multichannel campaigns

ABS for Large Accounts (1:1)
Large accounts often require a unique solution for their complex needs. ABS strategies for large accounts personalize the contact strategy and campaigns for each account t ...see more



Strategic Accounts
SocialFlow · Contract
Aug 2021 – Present · 2 mos

We help publishers extract more revenue from their best content on social platforms.



Business Development Manager
GameVision Corp. · Contract
Jan 2020 – Present · 1 yr 9 mos
Greater Chicago Area

The world's leading mobile game companies like Disney, Kabam, MachineZone, DeNA, PoketGems, and many more have trusted GameVision to deliver art assets for their top grossing games.

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Marketing Consultant
Prewrite · Part-time
May 2020 – Present · 1 yr 5 mos



Norton Norris Inc
6 mos

EVP of Marketing & Sales
Jul 2019 – Sep 2019 · 3 mos
Chicago, IL

What do I do:

Grow and diversify the agency client base through solution-oriented sales strategies.

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VP of Business Development
Apr 2019 – Jul 2019 · 4 mos
Greater Chicago Area

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Education



University of Notre Dame
Executive Degree in Management, Management and Leadership
2014 – 2015

Mendoza College of Business executive program strengthens managerial core competencies.
This program focuses on improving your effectiveness as well as imparting practical new
skills including how to plan, organize, coach, motivate, delegate and communicate with a
team. Key topics include transitioning to management, understanding styles, managing
priorities and performance, and delegating and developing employees.



North Central College
Master of Business Administration (MBA), Management
2013 – 2014
Activities and Societies: Varsity Baseball, Student Government, Bears & Bulls: Economics and
Finance Club



Northern Illinois University College of Law
Doctor of Law (JD)
2012 – 2013
Activities and Societies: Federalist Society, Delta Theta Phi

Completed 1L year

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Licenses & certifications



Sales Enablement
LinkedIn
Issued Jun 2021 · No Expiration Date



Making a Web Series
LinkedIn
Issued Mar 2021 · No Expiration Date



Sales Enablement Certified
HubSpot
Issued Feb 2020 · Expires Mar 2022
Credential ID 10c13d83f5d84e87b6420327166d14f5-1580917124761

See credential

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Volunteer experience



Board Member
St. Francis High School Wheaton, IL
Aug 2018 – Present · 3 yrs 2 mos
Education



Associate Board
Commogri
Jun 2013 – Present · 8 yrs 4 mos
Social Services